Exhibit 99.1

PROFIT FROM OPERATIONS UP 54%,
DIVIDEND DECLARED

HIGHLIGHTS OF THE RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2006

•	Profit before tax increased from US$48m to US$74m

•	Net profit up at US$51m despite first full-year tax charge of US$23m

•	Loulo delivers robust results in first full year of production

•	Yalea underground development underway

•	Mine redesign doubles Gara underground reserves

•	Morila weighs in with another solid contribution

•	Tongon moves to bankable feasibility stage

•	Exploration adds ounces in Mali, returns encouraging results in Burkina Faso

•	Dividend declared

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